OTCQB: BFCF November 2016 Filed by BFC Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: BBX Capital Corporation Commission File No: 001-13133 File No. of Related Registration Statement: 333-213282

Forward Looking Statements: This presentation contains forward-looking statements which are made pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995 and are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are based on current expectations and involve a number of risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein, and we can give no assurance that our expectations will prove to be correct or that we will be successful in achieving long-term growth and profitability or any other goals or expectations described herein. Future results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: those relating to the proposed merger described in this presentation, the potential benefits of the merger, including, without limitation, that the simplification of BFC’s corporate structure and/or the efficiencies expected to result from the merger may not be realized, the ability of the parties to satisfy all of the conditions to closing the merger, and the risk that the proposed transaction may not otherwise be consummated in accordance with the contemplated terms, or at all; risks that future dividends will not be declared or paid on the basis anticipated, or at all; risks related to the adverse impact of and expenses associated with litigation including the risk that the SEC may prevail in a new trial in connection with the action brought by the SEC against BBX Capital and Alan B. Levan; risks and uncertainties associated with the impact of economic, competitive and other factors on our operations, investments and assets; risks relating to BFC and BBX Capital’s ability to successfully implement currently anticipated business plans, which may not be realized as anticipated, if at all, including that acquisitions of or investments in real estate developments, real estate joint ventures and operating businesses, including Renin and the acquisitions of BBX Sweet Holdings, may not achieve the returns anticipated, may not be profitable and will expose us to risks associated with the project or business acquired or in which the investment was made, including, in the case of Renin, foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar and Great Britain Pound; risks that the integration of acquired operating businesses may not be completed effectively or on a timely basis; investments in real estate developments, either directly or through joint ventures, will increase our exposure to downturns in the real estate and housing markets and further expose us to risks associated with real estate development activities, including that joint venture partners may not fulfill their obligations and risks that the projects will not be developed as anticipated, or at all; risks relating to Bluegreen, which include, risks inherent to companies operating in the vacation ownership industry, risks associated with regulatory non-compliance and risks relating to customer satisfaction and the ability to achieve sales of vacation ownership interests. This presentation also contains information regarding past activities and operations. Prior or current performance is not a guarantee or indication of future performance, and not all of our past activities and investments have been described and some of our investments were not successful and resulted in losses. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in the reports filed by BFC and BBX Capital with the SEC, including, without limitation, those described in the “Risk Factors” section of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2015, and those described in the companies’ respective Quarterly Reports on Form 10-Q, filed with the SEC. We caution that the foregoing factors are not exclusive. We do not undertake, and specifically disclaim any obligation, to update or supplement any forward-looking statements whether as a result of changes in circumstances, new information, subsequent events or otherwise.

Our family of companies date back more than forty years and our management team has a long history of entrepreneurship. From 1972 through 2016, the activities and investments of BFC and its affiliates have included: Real Estate Acquisition and Management - $1 Billion+ Banking - 100 Branches, $6.5 Billion in Assets Commercial Real Estate Lending - $3 Billion+ Investment Banking & Brokerage - 1,000 Investment Professionals Homebuilding - Thousands of Homes Planned Community Development - 9,000 Acres Asian Themed Restaurants - 65 Locations Vacation Ownership – 66 in-network resorts, over 199,000 owners BFC Financial Corporation & Affiliates Activities and Investments 1972 - 2016

Past Activities Included: BFC Financial Corporation & Affiliates

1st Our culture is entrepreneurial. Our objective is to make portfolio investments based on the fundamentals: quality real estate, the right operating companies and partnering with good people. 2nd Our goal is to increase value over time as opposed to focusing on quarterly or annual results. Since we expect our investments to be longer term, we anticipate and are willing to accept that our earnings are likely to be uneven. While capital markets generally encourage short term results, BFC’s objective continues to be long term growth as measured by increases in book value per share over time. BFC Financial Corporation How We Do Business:

BFC Financial Corporation BFC Financial Corporation (OTCQB: BFCF; BFCFB) (“BFC Financial” or “BFC”) is a holding company whose principal holdings include: Its indirect ownership interest in Bluegreen Corporation (“Bluegreen”), and an 82% ownership interest in BBX Capital Corporation (NYSE: BBX) (“BBX Capital”). Bluegreen is a wholly-owned subsidiary of Woodbridge Holdings, LLC (“Woodbridge”). BFC Financial owns a 54% equity interest in Woodbridge. BBX Capital owns the remaining 46% equity interest in Woodbridge. Net income attributable to BFC shareholders includes approximately 92% of Bluegreen Corporation’s financial results. As a result of their ownership interests, BFC Financial and BBX Capital together own 100% of Bluegreen.

54% 46% 82% BFC Financial BBX Capital Bluegreen Corporation* *BFC Financial and BBX Capital own 54% and 46%, respectively, of Woodbridge Holdings, LLC, the parent company of Bluegreen Corporation. *Net income attributable to BFC shareholders includes approximately 92% of Bluegreen Corporation’s financial results. BFC Financial Organization Chart

BFC Financial Corporation As of September 30, 2016 BFC Financial Consolidated Assets $1.4 billion Shareholders’ Equity $400.6 million Market Capitalization $326 million Book Value Per Share $4.70 Market Price $3.85 Note: Consolidated Assets includes the assets of BBX Capital and Bluegreen although not available to BFC absent a dividend or distribution.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014 Total consolidated revenues of $740.2 million vs. $672.2 million Net income attributable to BFC of $122.5 million vs. $13.9 million Recognized a benefit for income taxes of $127.8 million due to the release of a portion of its valuation allowance in 2015 Pre-tax income less non-controlling interest was $45.9 million vs. $50.9 million (1) Diluted earnings per share of $1.40 vs. $0.16 (1) 2015 results include a $36.5 million charge related to settlement of Bluegreen litigation. BFC Financial Corporation Selected Financial Data

Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015 Total consolidated revenues of $566.8 million vs. $540.3 million Net income attributable to BFC of $23.5 million vs. $102.5 million(1) Diluted earnings per share of $0.27 vs. $1.18 “Free cash flow” (cash flow from operating activities less capital expenditures) was $52.2 million compared to cash outflows of $11.6 million (1) Net income attributable to BFC for the nine months ended September 30, 2015 included a benefit for income taxes of $89.0 million due to the release of a portion of BFC’s valuation allowance on its net deferred tax asset. BFC Financial Corporation Selected Financial Data

OTCQB: BFCF Price per share of Class A Common stock 9/30/16 BFC Financial Corporation 12/31/13 12/30/14 12/31/15 6/30/16 12/30/11 Historical results may not be indicative of future results Class A Common Stock 12/31/12 9/30/16

OTCQB: BFCF Price per share of Class A Common stock 9/30/16 BFC Financial Corporation 12/31/13 12/30/14 12/31/15 6/30/16 12/30/11 Historical results may not be indicative of future results Class A Common Stock Book Value Compared to Book Value Per Share 12/31/12 9/30/16

Bluegreen Corporation: Hospitality management and marketing, focused on the vacation ownership industry BBX Capital Corporation, comprised of: Real Estate Division: Real Estate Investment, Development and Management Middle Markets Division: Acquisitions, investments and management of middle market operating businesses BFC Financial Corporation Principal Operations and Investments

Bluegreen Corporation A leading leisure and hospitality management and marketing company focused on the vacation ownership industry.

Founded in 1966, Bluegreen entered the timeshare space in 1994; today Bluegreen is one of the largest timeshare companies. Bluegreen was publicly-traded from 1985 – 2013 (Formerly NYSE: BXG) The Bluegreen platform supports three source of revenues: Traditional vacation ownership business Fee-based services business Resort Management, Finance business Other participants in the vacation ownership industry include: Wyndham, Marriott, Hilton, Disney, Interval Leisure Group and Diamond. Bluegreen Corporation

Bluegreen Corporation Network of “drive-to” vacation ownership resorts 66 in-network resorts (± 5,000 vacation club units) in the US & Caribbean ± 200,000 vacation club owners ± 85% of owners live within a 4-hour drive of at least one resort Significant sales & marketing capabilities Customer acquisition and lead generation capabilities that generate 237,000+ tours annually Key marketing partnerships, including exclusive relationships with Bass Pro® & Choice Hotels® Substantial capital-light business model Strong fee-based services (“FBS”) platform Long-term cost-plus management services contracts at 46 resorts Recurring revenue from annual dues and the fees generated from the vacation club

Bluegreen Vacation Club Resorts Located in North America and the Caribbean

Bluegreen Vacation Club Resorts The Fountains | Orlando, FL

Bluegreen Club 36TM | Las Vegas, NV Bluegreen Vacation Club Resorts

Grande Villas at World Golf Village | St. Augustine, FL Bluegreen Vacation Club Resorts

Bluegreen Wilderness ClubTM at Big Cedar | Ridgedale, MO Bluegreen Vacation Club Resorts

The Club at Big Bear Village | Big Bear Lake, CA Bluegreen Vacation Club Resorts

Shenandoah Crossing TM | Gordonsville, VA Bluegreen Vacation Club Resorts

Solara Surfside | Miami, FL Bluegreen Vacation Club Resorts

Seaglass Towers | Myrtle Beach, SC Bluegreen Vacation Club Resorts

The Innsbruck Aspen | Aspen, CO Bluegreen Vacation Club Resorts

Bluegreen Corporation

Sales & Marketing Organization

- **Substantial, Experienced Sales & Marketing Platform**
  - Senior sales & marketing team averages 8 years of experience at Bluegreen
  - 23 sales offices
  - ± 2,200 sales & marketing professionals[1]
  - Vacation package infrastructure[2] that includes an additional 1,000 marketing professionals[1] and two owned telemarketing centers
- **Substantial Tour Flow**
  - More than 237,000 tours generated annually
  - ± 16% conversion rate[3]
  - Balanced sales between new customers and existing owners
- **Diverse Customer Acquisition Platform**
  - Marketing partnerships with leading, multi-unit national brands
  - Over 248,000 vacation packages sold annually



Vacation Packages & Leads
Walmart
Bass Pro Shops
PREMIUM OUTLETS
Tanger Outlets
CHOICE HOTELS
SIMON MALLS
Tours
Sales
In-House Tours
Owners

(1) As of 12/31/15.
(2) Discounted vacations sold by Bluegreen (typically 2-7 nights) used to create tour flow.
(3) Conversion rate calculated as VOI sales transactions divided by tours as of 9\30\16.

26

We provide various vacation ownership services and product offerings for third-party property owners/developers, lenders and investors. Services are based on Bluegreen’s core competencies in: Sales & Marketing Property Management Risk Management Title & Escrow Design & Development Mortgage Servicing Two types of Sales & Marketing Arrangements: FBS – Commission – sales of vacation ownership resort inventory under commission-based arrangements with third party developers, with the developers holding the inventory on their balance sheet until Bluegreen sells it on the developers’ behalf. FBS-JIT – sales of vacation ownership resort inventory which was acquired on a “just-in-time” basis from third party developers Since 2009, Bluegreen has provided Fee-Based Services for 15 client resorts (± 1,150 units) The Breakers Resort Dennis Port, MA (1) Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, just-in-time inventory acquisition arrangements, and secondary market arrangements. Under “just-in-time” arrangements, Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the timing of when Bluegreen intends to sell such VOIs. Bluegreen also acquires VOI inventory from resorts' property owner associations ("POAs") and other third parties close to the time Bluegreen intends to sell such VOIs. Such VOIs are typically obtained by the POAs through foreclosure in connection with maintenance fee defaults, and are generally acquired by Bluegreen at a significant discount. Bluegreen refers to sales of inventory acquired through these arrangements as "Secondary Market Sales". Bluegreen Corporation “Capital Light Business Strategy”(1) Fee-Based Services (“FBS”)

Bluegreen Corporation Full Year Ended December 31, 2015 Compared to Full Year Ended December 31, 2014 System-wide sales of Vacation Ownership Interests ("VOIs") were $552.7 million vs. $523.8 million Included in system-wide sales are sales of VOIs made under Bluegreen's "capital-light" business strategy(1), of $417.5 million vs. $366.4 million, gross of equity trade allowances(2) Volume per guest averaged $2,382 vs. $2,346 Average sales price per transaction was $12,964 vs. $12,347 Tours increased 5% compared to prior year Other fee-based services revenue was $97.5 million from $92.1 million Net income was $82.0 million vs $69.0 million EBITDA was $143.2 million vs. $135.2 million(3) Selected Financial Data

Bluegreen Corporation Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015: System-wide sales of VOIs, net of equity trade allowances(2), were $459.4 million vs. $411.1 million Included in system-wide sales are sales of VOIs made under Bluegreen's "capital-light" business strategy(1), which were $368.9 million vs. $304.9 million, gross of equity trade allowances(2) Volume per guest averaged $2,241 vs. $2,367 Average sales price per transaction was $13,415 vs. $12,720 Tours increased 19% compared to prior year period Other fee-based services revenue was $78.4 million vs. $73.5 million Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, just-in-time inventory acquisition arrangements, and secondary market arrangements. Under “just-in-time” arrangements, Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the timing of when Bluegreen intends to sell such VOIs. Bluegreen also acquires VOI inventory from resorts' property owner associations ("POAs") and other third parties close to the time Bluegreen intends to sell such VOIs. Such VOIs are typically obtained by the POAs through foreclosure in connection with maintenance fee defaults, and are generally acquired by Bluegreen at a significant discount. Bluegreen refers to sales of inventory acquired through these arrangements as "Secondary Market Sales". Equity trade allowances are amounts granted to customers upon trading in their existing VOIs in connection with the purchase of additional VOIs. See the supplemental tables included in this presentation for a reconciliation of EBITDA to net income. Selected Financial Data

Bluegreen Corporation Results of Operations: System Wide VOI Sales ($ in millions) $553 12.8% CAGR

Bluegreen Corporation Results of Operations: Income from Continuing Operations (a) ($ in millions) Net of income taxes. 17.0% CAGR

Bluegreen Corporation For the year ended December 31, 2015, Bluegreen paid cash dividends of $54.4 million to Woodbridge Holdings, Bluegreen’s parent company, and Woodbridge in turn, after expenses, paid $28.0 million of cash dividends pro rata to BFC (54%) and $23.8 million of cash dividends pro rata to BBX Capital (46%). During the nine month period ended September 30, 2016, Bluegreen paid cash dividends of $45.0 million to Woodbridge, and Woodbridge in turn paid $22.9 million of cash dividends to BFC and $19.5 million of cash dividends to BBX Capital.

2. BBX Capital Corporation BBX Capital Corporation, comprised of: Real Estate Division: Real Estate Investment, Development and Management Middle Markets Division: Acquisitions, investments and management of middle market operating businesses

BBX Capital’s Real Estate Division BBX Capital’s Real Estate Division: Acquisition, ownership, management, development and joint ventures in real estate

BBX Capital’s Real Estate Division Investment in Real Estate Joint Ventures Include: Gardens at Millenia is located near the Mall at Millenia in a commercial center in Orlando, Florida. The plans include an approximate 300,000 sf retail shopping center with multiple big-box and in-line tenants as well as two outparcel retail pads to be developed by joint venture partners. BBX Capital sold an approximate 15 acre land parcel to Costco Wholesale Corporation. Costco built an approximate 152,000 sf store and gas station. We invested in a joint venture with Stiles Corporation to develop an approximate 141,100 sf retail center adjacent to Costco. Construction is completed and Hobby Lobby and Academy Sports as anchors have opened. Plans also included an additional approximate 23,200 sf of inline retail space and construction is nearing completion. We entered into a joint venture with ContraVest to develop the Addison on Millenia, currently expected to consist of approximately 292 apartment homes on an approximate 12 acres. Construction has commenced. Gardens on Millenia

BBX Capital’s Real Estate Division Gardens on Millenia Orlando, Florida

BBX Capital’s Real Estate Division Approximately 50 acres Planned 394 single-family homes With CC Homes, a Codina-Carr Company Bonterra – CC Homes Hialeah, Florida

BBX Capital’s Real Estate Division Approximately 14 acres under construction Planned 314 rental apartment units With Altman Development Altis at Bonterra Hialeah, FL

BBX Capital’s Real Estate Division Approximately 3 acres 84,000 square foot office building, convenience store and gas station Anticipate repurposing of property With Procacci Development Bayview and Sunrise Fort Lauderdale, Florida

BBX Capital’s Real Estate Division Planning stages- approvals are in place for proposed 111 room limited -service suite hotel, and approximately 190,000 sf of office buildings on vacant tracts of land. Adjacent to PGA Design Center BBX owns the land parcel and is seeking joint venture partners or third parties for the development phases. PGA Station Palm Beach Gardens, Florida

BBX Capital’s Middle Markets Division BBX Capital’s Middle Markets Division: Acquisitions, investments and management of middle market operating businesses

BBX Capital’s Middle Markets Division BBX Sweet Holdings, a wholly-owned subsidiary of BBX Capital, invests in and acquires manufacturers, wholesalers, and retailers of chocolate and confectionary products. BBX Sweet Holdings has expanded its holdings to include six well recognized brands, producing approximately 1.5 million pounds of chocolate annually. Its products can be found in many fine retailers worldwide, including, among others, Costco, Dollar Tree, Sam's, TJ Maxx, Marshalls, Tuesday Morning, Bloomingdales, Hudson News, and Safeway. .

BBX Capital’s Middle Markets Division Hoffman’s Chocolates, Greenacres, FL

BBX Capital’s Middle Markets Division

BBX Capital’s Middle Markets Division Renin Holdings is owned 81% by BBX Capital and 19% by BFC Financial. Renin is engaged in the manufacturing and design of specialty doors, systems and hardware products in Canada, the United States, and Europe. Since 1960, Renin has been involved in developing innovative products including glass and mirror doors, contemporary room dividers, specialty track and hardware systems, and barn-style doors and hardware. The company markets its products to the new construction and home improvement industries under the brands: Renin, Truporte, Acme, and other private label brands.

Bluegreen Corporation: Hospitality management and marketing, focused on the vacation ownership industry BBX Capital Corporation, comprised of: Real Estate Division Middle Markets Division BFC Financial Corporation Principal Operations and Investments

OTCQB: BFCF Price per share of Class A Common stock 9/30/16 BFC Financial Corporation 12/31/13 12/30/14 12/31/15 6/30/16 12/30/11 Historical results may not be indicative of future results Class A Common Stock Book Value Compared to Book Value Per Share 12/31/12 9/30/16

54% 46% 82% BFC Financial BBX Capital Bluegreen Corporation* *BFC Financial and BBX Capital own 54% and 46%, respectively, of Woodbridge Holdings, LLC, the parent company of Bluegreen Corporation. *Net income attributable to BFC shareholders includes approximately 92% of Bluegreen Corporation’s financial results. 49 BFC Financial Organization Chart

BFC – BBX Merger Announcement July 27, 2016 On July 27, 2016, BFC and BBX entered into a definitive merger agreement between the companies. Under the terms of the merger agreement, which was unanimously approved by a special committee comprised of BBX’s independent directors as well as the boards of directors of both companies, BBX’s shareholders other than BFC will be entitled to receive, at their election, 5.4 shares of BFC’s Class A Common Stock or $20.00 in cash for each share of BBX’s Class A Common Stock held by them. BBX Capital’s shareholders will have the right to elect to make different elections with respect to different shares held by them so they may elect to receive all cash, all stock, or a combination of cash and stock in exchange for their shares. If the merger is consummated, BBX will be a wholly-owned subsidiary of BFC. 50

54% 46% 82% BFC Financial BBX Capital Bluegreen Corporation* *BFC Financial and BBX Capital own 54% and 46%, respectively, of Woodbridge Holdings, LLC, the parent company of Bluegreen Corporation. *Net income attributable to BFC shareholders includes approximately 92% of Bluegreen Corporation’s financial results. 51 BFC Financial Organization Chart

BFC Financial Ownership Proposed Merger: BFC Financial Corporation Bluegreen BBX Capital, LLC 100% 52 100%

Anticipated Benefits Derived from the Proposed Merger One company instead of two companies with overlapping assets One stock ticker Simpler corporate structure Concentrate Investor Relations to a single company Increase in liquidity for shareholders of the combined company Unlock the visibility of Bluegreen to a single owner Consolidate and streamline combined companies BFC – BBX Merger Announcement 53

OTCQB: BFCF November 2016

BFC Financial – BBX Capital 55 Additional Information and Where to Find it: The proposed merger between BFC and BBX Capital will be submitted to BBX Capital’s shareholders for their approval. BFC has filed with the SEC a Registration Statement on Form S-4 that includes a prospectus of BFC and a proxy statement of BBX Capital. The Registration Statement on Form S-4 was declared effective by the SEC on November 4, 2016. On or about November 9, 2016, BBX Capital commenced mailing of the proxy statement/prospectus to its shareholders. BFC and BBX Capital may also file other documents with the SEC regarding the proposed merger. Investors and shareholders are advised to read the Registration Statement on Form S-4, the proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed merger because they contain important information. Investors and shareholders may obtain a copy of the proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BFC are available free-of-charge on BFC’s website at www.bfcfinancial.com, under the “Investor Relations” tab, or by written request to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900. Copies of documents filed with the SEC by BBX Capital are available free-of-charge on BBX Capital’s website at www.bbxcapital.com, under the “Investor Relations” tab, or by written request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000.   Participants in the Solicitation: BFC, BBX Capital and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX Capital’s shareholders in connection with the proposed merger. Information about the directors and executive officers of BFC and BBX Capital is set forth in the proxy statement/prospectus relating to the merger. In addition, information about the directors and executive officers of BFC is contained in BFC’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016, and information about the directors and executive officers of BBX Capital is contained in BBX Capital’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above. No Offer or Solicitation: This communication does not constitute an offer to see or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the securities Act of 1933, as amended.

The following tables present Bluegreen’s EBITDA, defined below, for the three and nine months ended September 30, 2016 and 2015, as well as a reconciliation of EBITDA to net income (in thousands): EBITDA is defined as earnings, or net income, before taking into account interest income (excluding interest earned on VOI notes receivable), interest expense (excluding interest expense incurred on financings related to Bluegreen’s receivable-backed notes payable), provision for income taxes and franchise taxes, and depreciation and amortization. For purposes of the EBITDA calculation, no adjustments were made for interest income earned on Bluegreen’s VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because they are both considered to be part of the operations of Bluegreen’s business. The Company considers Bluegreen’s EBITDA to be an indicator of Bluegreen’s operating performance, and it is used to measure Bluegreen’s ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by companies, lenders, investors and others because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. For the Three Months Ended For the Nine Months Ended September 30, September 30, 2016 2015 2016 2015 Net Income from Bluegreen $ 24,411 26,983 55,958 60,906 Add/(Less): Interest income (other than interest earned on VOI notes receivable)   (2,051)   (2,004)   (6,106)   (3,641) Interest expense 8,409 8,157 24,461 26,426 Interest expense on Receivable-Backed Debt (4,463) (4,847) (14,211) (15,481) Provision for Income and Franchise Taxes 14,477 15,069 31,430 33,676 Depreciation and Amortization 2,407 2,289 7,132 6,781 EBITDA $ 43,190 45,647 98,664 108,667

Appendix: November 2016

BFC – BBX Proposed Merger Announcement OTCQB: BFCF; BFCFB As of September 30, 2016 BFC Financial BFC Financial/ BBX Capital Combined 1 Consolidated Assets 2 $1.41 billion $1.35 - $1.41 billion Shareholders’ Equity $401 million $405 - $466 million Shares Outstanding Market Capitalization 85,299,308 $326 million 85,299,308-101,842,153 $389 million3 Book Value Per Share $4.70 $4.75 - $4.58 Market Price $3.85 BFC pro forma range assumes no stock and all cash, or 100% stock is issued as the merger consideration, and assumes full year 2016 earnings contribution from BBX. Consolidated Assets includes the assets of BBX Capital and Bluegreen. Amount represents BFC Financial market capitalization and 18.5% of BBX Capital market capitalization as of September 30, 2016. 58

BFC Financial Corporation Date Book Value ($) Book Value ($ Per Share) Book Value Per Share Increase Over Prior Year/Qtr % Stock Price Stock Price Increase Over Prior Year/Qtr % S&P 500 Index Increase Over Prior Year/Qtr % 6/30/2012 * $ 149,074 $ 1.93 N/A $ 0.64 N/A N/A 12/31/2012 $ 298,967 $ 3.87 101% $ 1.26 96.9% 4.7% 12/31/2013 $ 239,421 $ 3.05 -21% $ 2.88 129.4% 29.6% 12/31/2014 $ 252,906 $ 3.03 -1% $ 3.20 10.7% 11.4% 12/31/2015 $ 376,826 $ 4.46 47% $ 3.39 5.9% -0.7% 3/31/2016 6/30/2016 9/30/2016 $ 385,175 $ 384,958 $400,623 $ 4.56 $ 4.61 $4.70 2% 1% 2% $ 3.05 $ 2.88 $3.85 -10.0% -5.6% 33.7% 0.8% 1.9% 3.3% Post Sale of BankAtlantic Returns % (1) Compound annual gain % 23% 53% 12% (2) Overall gain % 143% 502% 59% Note: * BankAtlantic sale was closed on July 31, 2012.